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SEC FILE NUMBER
8-27287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harger and Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8048 One Calais Avenue, Suite D
(No. and Street)

Baton Rouge	LA	70809
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

C. Michael Dowden	(225) 767-7228	mdowden@hargerandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Michael Dowden _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harger and Company, Inc. _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Brent M. Stockstill
Notary Public
8048 One Calais Avenue, Suite
Baton Rouge, LA 70809
LSBA # 19804
Commission expires at death

Signature: _____

Title:

CCO



Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HARGER AND COMPANY, INC.

TABLE OF CONTENTS
DECEMBER 31, 2022

 **McBee & Co.**

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Harger and Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harger and Company, Inc.'s management. Our responsibility is to express an opinion on Harger and Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Harger and Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Customer Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Harger and Company, Inc.'s financial statements. The supplemental information is the responsibility of Harger and Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC
We have served as Harger and Company, Inc.'s auditor since 2014.
Dallas, Texas
March 7, 2023

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

HARGER AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	123,883
Cash Deposit with Clearing Broker		35,000
Commissions Receivable		78,799
Right-of-Use Assets		78,777
Employee Advances		54,408
Security Deposit		2,200
Marketable Securities Owned, at Fair Value		111,947
Property, net of Accumulated Depreciation		2,624
TOTAL ASSETS	$	487,638

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable - Trade	$	24,994
Lease Liabilities		78,777
Other Payables and Accrued Expenses		20,128
Federal Income Taxes Payable to Parent		5,404
Total Liabilities		129,303

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, $302.33 Stated Value, 10,000 Shares Authorized, 86 Shares Issued and 46 Shares Outstanding		26,000
Additional Paid-in-Capital		120,300
Retained Earnings		247,281
		393,581
Less 40 Shares of Common Stock in Treasury, at Cost		(35,246)
Total Stockholder's Equity		358,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	487,638

HARGER AND COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE

Brokerage and Insurance Commissions	$	768,775
Mutual Fund Commissions		42,295
Investment Advisory Fees		857,143
Other		16,347
TOTAL REVENUE		1,684,560

OPERATING EXPENSES

Brokerage and Clearance	31,254
Commissions, Salaries and Payroll	1,169,994
Communications and Data Processing	18,556
General and Administrative	283,849
Occupancy and Equipment	192,658
TOTAL OPERATING EXPENSES	1,696,311

LOSS FROM OPERATIONS	(11,751)
Unrealized Loss on Marketable Securities	(17,392)
LOSS BEFORE PROVISION FOR INCOME TAXES	(29,143)
Income Tax Provision	5,603

NET LOSS	$	(34,746)

HARGER AND COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Shares Outstanding	Common Stock	Additional Paid-in-Capital	Retained Earnings	Treasury Shares	Treasury Stock	Total
Balance, January 1, 2022	46	$ 26,000	$ 120,300	$ 282,027	40	$ (35,246)	$ 393,081
Net Income	-	-	-	(34,746)	-	-	$ (34,746)
Balance, December 31, 2022	46	$ 26,000	$ 120,300	$ 247,281	40	$ (35,246)	$ 358,335

See Notes to Financial Statements

HARGER AND COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (34,746)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used by) Operating Activities:	
Depreciation	1,055
Unrealized Loss on Marketable Securities	17,392
Changes in operating assets and liabilities:	
Decrease in Commissions Receivable	10,884
Decrease in Employee Advances	14,064
Increase in Accounts Payable	11,264
Increase in Other Payables and Accrued Expenses	7,386
Decrease in Federal Income Tax Payable to Parent	(26,596)
Total Adjustments	35,449
Net Cash Provided by Operating Activities	703

CASH FLOWS FROM INVESTING ACTIVITIES

Net Purchases of Marketable Securities	(2,388)
Net Cash Used in Investing Activities	(2,388)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,685)
Beginning of Year	125,568
End of Year	$ 123,883

SUPPLEMENTAL CASH FLOW DISCLOSURES

Federal Income Taxes Paid to Parent	$ 26,596
State Income Taxes Paid	$ 5,603
Interest Payments	$
Right-of-Use Asset obtained in exchange for new Operating Lease Liability	$ 51,996

HARGER AND COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-7007 adopting amendments to 17 C.F.R. §240.17a-5 are limited to mutual fund retail on an application way basis; broker or dealer selling variable life insurance or annuities; and real estate investment trusts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory securities throughout the United States.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Certificates of Deposits and money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property is recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the straight line method based on estimated useful lives of five to ten years.

Operating Leases

The Company leases office space at four locations in Louisiana, one on a month-month basis, the other three in one-year to three-year leases. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with a provision for escalations.

For one of the three locations noted above, the Company leases the office space from certain officers of the Company. The Company leases 100% of the facility. The operating lease is renewable annually and the Company pays $4,000 per month. Total rental expense under the lease approximated $48,000 in 2022.

Operating Leases, continued

The Company has made an accounting policy election not to recognize short-term right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying assets.

The Company has other long-term obligations under operating leases with initial non-cancelable terms in excess of one year that expire between 2024 and 2025. Variable lease payments are determined based on the language in the lease agreements.

Lease payments over the expected term are discounted using our incremental borrowing rate. The weighted average remaining lease term is 20 months, and the weighted average discount rate is 3.30%

Future Minimum Commitments:

2023	$	49,159
2024		28,067
2025		1,551
Total lease cost	$	78,777

As of December 31, 2022, Right-of-Use Assets and related Lease Liabilities balances are $78,777.

Rent expense of $108,300 is included in the Occupancy and Equipment expense line item on the Statement of Operations.

Treasury Stock

Treasury stock is accounted for using the cost method.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Revenue From Contracts With Customers

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Fund and Insurance Commissions. The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2022.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The Company maintains a $35,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Tax

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2022, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of its operations.

3. **FAIR VALUE MEASUREMENTS OF MARKETABLE SECURITIES**

    FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    - Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stocks: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Mutual funds: Valued at the daily closing price as reported by the fund.

The following table sets forth by level, within the fair value hierarchy, the fair value measurements of the Company's investments as of December 31, 2022:

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Funds	$ 31,190	-	-	$ 31,190
Common Stocks	80,757	-	-	80,757
Total Assets at Estimated Fair Value	$ 111,947	-	-	$ 111,947

There were no transfers between level 1 and level 2 during the year.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $239,079, which was $234,079 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2113 to 1 for December 31, 2022.

5. PROPERTY

As of December 31, 2022, property is comprised of the following:

Furniture and Fixtures	$	138,494
Computers and Equipment		22,710
Office Equipment		3,335
Total		164,539
Less: Accumulated Depreciation		(161,915)
Net Property	$	2,624

Depreciation expense for the year was $1,055 and is reflected in the accompanying statement of operations in general and administrative expenses.

6. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is remitted to or received from the Parent. The Company and its Parent file their own state tax returns.

For the year ended December 31, 2022, income tax provision is comprised of no federal income tax expense and $5,603 state income tax expense.

The income tax provision differs from the expense that would result from applying the U.S. statutory income tax rate to net loss before provision for income taxes because of non-deductible expenses and state income taxes.

7. **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2022, the Company had no major customers.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2022, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

15

8. **COMMITMENTS AND CONTINGENCIES**

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. **RELATED PARTY TRANSACTIONS**

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (the "Agreement") effective April 1, 2020, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $10,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 4). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred and paid under this agreement during 2022 totaled $40,000. The Agreement was not consummated on terms equivalent to arms-length transactions.

All Employee Advances on the Statement of Financial Condition are to related parties.

10. **RETIREMENT PLAN**

The Company adopted a SIMPLE IRA (Plan) effective in 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $1,996 for the year ended December 31, 2022.

11. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through March 7, 2023, the date the financial statements were ready to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

HARGER AND COMPANY, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	358,335
Less Non-allowable Assets:		
Commissions Receivable	$	38,482
Employee Advances		54,408
Property, net of Accm. Depr.		2,624
Security Deposit		2,200
	$	97,714
Net Capital before haircuts on securities positions	$	260,621
Haircuts on securities positions		21,542
Net Capital	$	239,079
AGGREGATE INDEBTEDNESS	$	50,526

NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	234,079
Excess Net Capital at greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	234,026

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.21 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2022 and the corresponding unaudited filing of Part IIA of the FOCUS Report/form X-17A-5 as amended by Harger and Company, Inc. Accordingly, no reconciliation is necessary.

HARGER AND COMPANY, INC.

SCHEDULE II
STATEMENT REGARDING CUSTOMER RESERVE REQUIREMENTS
AND POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2022

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customers transactions are cleared through another broker-dealer on a fully disclosed basis and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. During the year ended December 31, 2022, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to mutual fund retail on an application way basis; broker or dealer selling variable life insurance or annuities; and real estate investment trusts.

There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination. Further, under these exemptive provisions, the Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.

Company's Clearing Firm: RBC Dain Rauscher



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Harger and Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harger and Company, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Harger and Company, Inc. claimed the following exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Harger and Company, Inc. stated that Harger and Company, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2022, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) mutual fund retail on an application way basis; (2) broker or dealer selling variable life insurance or annuities; and (3) real estate investment trusts. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2022, without exception.

Harger and Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harger and Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
March 7, 2023

Harger and Company, Inc.'s Exemption Report

Harger and Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Request because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) mutual fund retail on an application way basis; (2) broker or dealer selling variable life insurance or annuities; and (3) real estate investment trusts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>Harger and Company, Inc.</u>
Name of Company

I, C. Michael Dowden, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

By: _____

Title: _C.C.O_____

Date: _1/10/23_____

